EXHIBIT 12.1

SPECTRA ENERGY CORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)(b)	$902	$910	$846	$756	$2,482
Fixed charges	664	701	691	759	878
Distributed income of equity investees	533	995	656	860	472
Deduct:
Preference security dividend requirements of consolidated subsidiaries	23	29	30	27	27
Interest capitalized (c)	19	25	18	35	41

Total earnings (as defined for the Fixed Charges calculation)	$2,057	$2,552	$2,145	$2,313	$3,764

Fixed charges:
Interest on debt, including capitalized portions	$630	$661	$651	$718	$827
Estimate of interest within rental expense	11	11	10	14	24
Preference security dividend requirements of consolidated subsidiaries	23	29	30	27	27

Total fixed charges	$664	$701	$691	$759	$878

Ratio of earnings to fixed charges	3.1	3.6	3.1	3.0	4.3

(a)	Excludes noncontrolling interests and income or loss from equity investees.
(b)	Includes pre-tax gains on the sale of TEPPCO GP and LP of approximately $0.9 billion, net of noncontrolling interests, in 2005.
(c)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.